Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021.

The following information was made available to certain Innovid employees on June 24, 2021:

Public Company FAQs

1. What has Innovid announced?

Innovid announced that it will become a publicly-traded company. We are doing this by combining with a special purpose acquisition company (SPAC) named Ion Acquisition Corp 2 Ltd. We expect regulatory approvals to be received and to begin trading in Q4 of 2021.

2. Who are the new investors in Innovid?

Ion Acquisition Corp 2 Ltd. is a special purpose acquisition company (SPAC). SPACs are public entities designed to identify high-quality companies with high growth potential and introduce them to the public markets. The existing public stockholders of Ion Acquisition Corp 2 Ltd. will become Innovid stockholders upon the closing of the proposed transaction.

There are also a number of other investors participating in the transaction, as described in the press release addressing the announcement and as will be detailed in the proxy statement to be filed in the near future.

3. How is this different from a traditional IPO?

Going public through a SPAC is similar to a traditional IPO, in that, at the close of the transaction, the company will be publicly listed under a new ticker symbol. In fact, going public with a SPAC may enable us to enter the public markets faster than a traditional IPO would.

Innovid chose Ion Acquisition Corp 2 Ltd. as our partner due to the team’s extensive operational expertise and commitment to supporting its partner companies as they transition from a privately held-entity into a publicly-traded company.

4. What does it mean to be a “U.S. public company”?

To be a U.S. public company usually means that the company is permitted to offer its securities for sale to the general public, typically through an exchange.

5. What is the reason or benefit(s) for going public?

Becoming a public company provides Innovid with a number of benefits, including:

Greater access to capital through public markets; Improved awareness and brand recognition; and Enhanced credibility that comes with being a publicly-listed company.

Given our ability to positively position the business on a new trajectory coming out of 2020, an accelerated path to being a public company quickly became ideal. Through this transition to the public markets our long-term strategies and focus on our day-to-day operations will be unchanged. We are proud of what we’ve built, and we will continue to operate in a business-as-usual manner once Innovid becomes a public company.

6. Will our company name change?

We will still be called Innovid.

7. Will our company website change?

Our company website will stay the same.

8. Can I buy stock in the public company?

Once we go public and are listed, you will be able to purchase shares in Innovid on the open market. Please know, there will be certain restrictions, including “blackout” or “lockup” periods where stock cannot be bought or sold (typically, when we are in the process of reporting our quarterly results). There will be a 6-month lockup period for all employees, and we will provide further information on this as we get closer to the closing date.

9. Has Innovid’s management committed to stay on after the transaction is complete?

Yes. After the transaction closes, Zvika Netter will continue to serve as Innovid’s Chief Executive Officer and the company will continue to be led by its existing management team.

Business & Strategy FAQs

10. How will becoming a public company affect the business?

Becoming a public company primarily relates to our capital structure and will have limited impact on our day-to-day operations, which is why it is important to remain focused on what we do every day for all of our stakeholders.

The primary difference will be our new status and the duties that come with being a public company. Our management team will remain the same and we will establish a new board of directors. And, of course, our commitment to our employees and customers remains steadfast.

However, to facilitate compliance with laws regarding insider trading, access to some financial information will be restricted more than it has been in the past. Please see the “Insider Trading” section below for more information on buying and selling Innovid securities.

11. Will this affect the culture at Innovid?

Becoming a public company will provide additional opportunities for our employees as they develop professionally and seek a progressive career path with Innovid. We will continue to be the same great place to work that we’ve always been.

Employee FAQs

12. How does going public affect me as an employee?

Depending on your function, going public may have little impact on your day-to-day responsibilities. However, as a public company, there are strict rules that dictate how Innovid is permitted to speak about itself and its business endeavors publicly. Therefore, it is critical that no employee speak on behalf of the company to the media or other stakeholders about the company’s financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

13. Will there be a job for me once Innovid is publicly-traded?

There are no expected staffing changes as a result of becoming a publicly-traded company. Instead, we expect the transaction will create new opportunities for employee advancement across the company.

14. Will my role and responsibilities change?

Depending on your function, the majority of roles and responsibilities will not change as a result of going public. As we grow, we will have greater capital to deploy to invest in our people and technology, fund our growth, and our expansion.

15. How will my benefits be impacted?

Our company benefits will remain the same.

16. What are the legal implications of this transaction to customers?

Innovid will continue to provide the same top quality service that our customers have come to expect from us.

17. Who should I contact with questions about the transaction or being an employee of a public company?

If you have any questions about this transaction, please reach out to your senior leader or questions@innovid.com. If you have received investor inquiries about the transaction, please refer them to investors@innovid.com. For media inquiries about the transaction, please refer them to pr@innovid.com.

18. Will I get stock?

As we go public, we will be creating vehicles that allow us to compensate employees with public company stock. As those plans are finalized at the close of the transaction, we will ensure to communicate updates expediently. Please reach out to questions@innovid.com if you have any further questions.

19. What will happen to my stock options?

a.	I have unvested options - what will happen to them?

All employee’s options will automatically be exchanged for options in the new public entity at close. They will remain on the same vesting schedule.

b.	I’m not a U.S. employee - does that impact my ability to purchase Innovid stock?

All employees are subject to U.S. securities regulations and Innovid’s insider trading policy, as well as your local laws. Being a non-U.S. employee does not impact your ability to purchase stock.

c.	I already exercised my options at Innovid - how am I impacted by this?

These shares will automatically be exchanged for shares in the new public entity at closing.

d.	Should I be buying my stock options today?

This is an individual decision to exercise vested options.

e.	When and where can I see my stock options?

You can currently see your options in Carta, and closer to the closing date, each stockholder will receive a statement of their ownership.

f.	Do I still have 90 days to purchase options if I leave Innovid?

Yes.

g.	Is there an opportunity to get more stock options and if so - how?

Options are granted by the company based on compensation and incentive packages, so this varies from employee to employee. Specific questions may be referred to your manager.

h.	Do my options have an expiration date?

Your options remain on the same terms they were granted. As an Innovid employee, you may exercise vested options at any time during your employment and 90 days after termination of employment.

External Communications as a Public Company

21. What kind of disclosure must a U.S. public company provide?

The hallmark of a U.S. public company is its regular disclosure to the market of significant developments affecting its business and/or value of its securities. There are two general types of public disclosure obligations imposed on U.S. public companies. First, the company is obligated to file various periodic reports and statements with the U.S. Securities and Exchange Commission (SEC), all of which are available publicly. These reports and statements require the company to disclose and discuss various types of information relating to the company. Second, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e., acquisitions, major contract outside our normal course of business, a new director, etc.).

22. How will becoming public change the way Innovid communicates?

We will still promote the business as we have done in the past. Additionally, following the end of every quarter, we will announce our financial results in a public forum. This process involves a press release detailing our financial results for the previous quarter and a business update if necessary or desirable (i.e., the company’s earnings release). This press release will be issued via a newswire service and will also be posted on our website. The press release will be followed by a conference call that will be open to the public, including employees and the investment community. Outside of the quarterly reporting process, we will communicate with investors, but must only discuss information that is contained in press releases, quarterly and annual SEC filings, and annual reports, proxies, investor presentations, and other publicly issued information.

23. Where can I find Innovid’s SEC filings?

Once we are a SEC registrant, filings can be found on the SEC’s website at www.sec.gov. In addition, certain of these filings can be found on Innovid’s website on the investor relations page under the About tab.

24. Who are the spokespeople for Innovid?

Please do not speak to members of the media about Innovid or comment publicly on the business. If you are contacted by a member of the media please notify pr@innovid.com.

25. Can I comment on or discuss Innovid’s performance or how the business is doing?

No. You may not discuss or comment externally on the financial or operational health of the business or how it impacts projects on which you are working.

26. Can I discuss future plans, business and/or growth projections as it relates to work I do at Innovid?

No. As a public company we will need to make sure that only specified persons discuss future plans or business projections about the company. Please do not discuss future plans or business projections externally.

28. Customers are asking me questions about going public or about the health of our business, what should I tell them?

We are strictly limited in our ability to speak about the performance of the business. As we go through this process to become a public company, confidentiality is more important now than ever. Sharing confidential details can jeopardize the deal and create legal and regulatory trouble.

If your friends, family or business contacts want to discuss the transaction, please direct them to our press release.

29. Can I forward or repost internal memos?

No. Please do not forward to anyone or repost for public or private consumption any executive or internal memos, such as this document. We send these materials to you in an effort to offer as much transparency as possible to our employees, and we request that you respect the confidential nature of these communications.

30. Can I post on social media about Innovid?

Please be respectful and professional in all information and photos that you choose to upload from the workplace or associate in any way with Innovid. Keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

-	Innovid’s financial performance (revenue, earnings, losses, etc.);
-	Confidential business and/or prospectus information;
-	A change in business-impacting trends;
-	A pending or prospective merger, acquisition or tender offer;
-	A pending or prospective contract or award;
-	The sale of significant assets, or a significant subsidiary; and
-	Major changes in senior management.

Additionally, with respect to communications around the transaction, we encourage you to repost Innovid’s social media posts on the transaction, and you may feel free to express your personal excitement. However, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed by the company. Please see the “Communications Policy” provided for additional information.

Insider Trading

31. What is Insider Trading?

The federal securities laws prohibit directors, officers, employees and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as Insider Trading.

32. What exactly is “material” non-public information?

Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities.

33. When is information considered “public”?

Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it “public” for trading purposes.

34. Do the restrictions on insider trading apply only to employees?

The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

35. I often talk about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

This is a problem that could be costly for you and Innovid. If your spouse were to ever use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

36. I would never trade on inside information, but what if I give my dad a tip just before a big press release…can he get in trouble?

Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others.

37. I’m involved with a project at work performing due diligence on ☒ Company, which we are likely to acquire or partner with. The transaction will cause Innovid’s and ☒ Company’s stock to increase substantially. I know I cannot trade on Innovid’s stock, but can I trade ☒ Company stock?

No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

38. These are a lot of rules. How will I ever know whether I can trade in Innovid securities?

To assist you in analyzing any proposed trade, please contact questions@innovid.com.

Important Legal Information

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion intends to file a registration statement on Form S-4 that will include a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.